                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)

                                Orthometrix, Inc.
              ----------------------------------------------------
                                (Name of Issuer)

                         Common Stock, Par Value $.0005
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   68750M-10-0
              ----------------------------------------------------
                                 (CUSIP Number)

                              Dr. Albert S. Waxman
                            c/o PSILOS Group Managers
                      625 Avenue of the Americas, 4th Floor
                               New York, NY 10011
                                  (212)242-8844
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 17, 2005
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP No. 68750-10-0                                                      Page 2

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

     Albert S. Waxman     ###-##-####
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2     Check the Appropriate Box If a Member of a Group
                                                                         a. |_|
                                                                         b. |X|
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3     SEC Use Only

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4     Source of Funds*

      00
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e)                                                 |_|

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6     Citizenship or Place of Organization

      US Citizen
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               1,863,345
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------

CUSIP No. 68750-10-0                                                      Page 3

    With          9     Sole Dispositive Power

                        1,863,345

                       --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,863,345
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      5.2%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      IN
--------------------------------------------------------------------------------

In December 2004, the Board of Directors authorized Orthometrix, Inc. (the
"Company") to offer to the holders of certain promissory notes issued by the
Company the right to convert such notes into shares of the Company's common stock, par value $.0005 per share (the "Common Stock"). On January 17, 2005, Mr.
Waxman converted the principal amount of $50,000 of his promissory note into
177,767 shares.

Item 1. Security and Company

            This statement relates to the Common Stock of Orthometrix, Inc. The principal executive offices of the Company are located at 106 Corporate Park
Drive, Suite 102, White Plains, New York 10604.

Item 2. Identity and Background.

            The person filing this statement is Albert S. Waxman, whose office address is c/o PSILOS Group Managers, 625 Avenue of the Americas, 4th Floor, New
York, NY 10011. The undersigned is a Director of the Company.

            During the past five years, the foregoing party, has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3. Source and Amounts of Funds of Other Consideration.

            The shares held by Albert Waxman were issued by the Company as described in the paragraphs preceding Item 1, above.

Item 4. Purpose of Transaction.

            Subject to the foregoing, the undersigned do not have any plans or proposals which relate to or would result in:

            (a) The acquisition by any person of additional securities of the
Company, or the disposition of securities of the Company;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

            (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the Company;

            (f) Any other material change in the Company's business or corporate structure;

            (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

            (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities
Exchange Act of 1934, as amended; or

            (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Company.

            (a) As of February 16, 2005, there were 35,710,939 shares of common stock of the issuer outstanding. Mr. Waxman may be deemed to be the beneficial owner of 1,863,345 shares of common stock (or 5.2% of the total shares outstanding)

            (b) Mr. Waxman has sole power to vote and dispose of 1,863,345 shares.

            (c) There have been no transactions in securities of the Company effected during the past sixty days by the undersigned other than as described herein.

            (d) No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities of the Company owned beneficially by the reporting person.

             (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Company

            Not applicable

Item 7.  Material to be filed as Exhibits

            Not applicable

            After reasonable inquiry and to the best of his knowledge and belief, Albert S. Waxman certifies that the information set forth in this statement is true, complete and correct.

February 23, 2005

                                        By: /s/ Albert S. Waxman
                                            ---------------------------
                                            Albert Waxman, Director